FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Items

1.	Press release dated May 25, 2005
2.	Press release dated May 26, 2005
3.	Press release dated May 31, 2005

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 14, 2005	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
May 25th 2005

MILLICOM ANNOUNCES LAUNCH OF RIC’s GSM SERVICES IN IRAN

New York, Stockholm and Luxembourg – May 25, 2005 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC), today announces that the Rafsanjan Industrial Complex (“RIC”) has launched GSM services in greater Tehran.

Millicom entered into an agreement with RIC in 2004 to manage a network for two million prepaid customers, to be owned by RIC under a build, operate and transfer contract between RIC and Telecommunications Company of Iran (“TCI”). Millicom is to be paid a share of the revenues generated by the network and has an option to acquire 47% of the company that will operate the network.

Marc Beuls, President and CEO of Millicom International Cellular S.A. commented: “We are delighted to be managing the RIC network that today started providing GSM services in Iran, a country with mobile penetration of less than 5 per cent and a huge pent-up demand for mobile services.”

Millicom International Cellular S.A. is a mobile telecommunications operator with cellular operations in Asia, Latin America and Africa. It currently has a total of 17 cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 415 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:
Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations

Visit our web site at: www.millicom.com

Item 2

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
May 26th 2005

MILLICOM INCREASES OWNERSHIP OF CELTEL IN HONDURAS

New York, Stockholm and Luxembourg – May 26, 2005 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC), today announces that it has acquired additional shares of its subsidiary Telefonica Celular S.A. (“Celtel”) in Honduras from Motorola, Inc., bringing Millicom’s ownership to two thirds of the total outstanding shares. Motorola is selling its entire equity stake in Celtel. The remaining Motorola stake in Celtel will be acquired by local minority shareholders.

Marc Beuls, President and CEO of Millicom commented: “This acquisition is part of our strategy for growth by increasing our ownership of our existing operations. Central America has seen an acceleration of growth since the launch of GSM services and has recently been one of our fastest growing operations. We believe the prospects in Honduras are excellent.”

Millicom International Cellular S.A. is a mobile telecommunications operator with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 332 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:
Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations

Visit our web site at: www.millicom.com

Item 3

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
May 31, 2005

ANNUAL GENERAL MEETING OF SHAREHOLDERS

New York, Stockholm and Luxembourg – May 31, 2005 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC), today held its Annual General Meeting (AGM) of Shareholders in Luxembourg.

The AGM re-elected Vigo Carlund, Donna Cordner, Ernest Cravatte, Lars-Johan Jarnheimer, Daniel Johannesson, Raymond Kirsch, Michel Massart and Cristina Stenbeck as members of the Board of Directors. Tope Lawani was elected as a new member of the Board of Directors. PricewaterhouseCoopers was re-elected as Auditor.

Tope Lawani is co-founder and Managing Director of Helios Investment Partners, a private investment firm formed to pursue private equity investments in Sub-Saharan Africa. From 1996 to January 2004 he was Principal in Texas Pacific Group, a global private investment firm. He is a member of the Board of Directors of Finacity, a former member of the Board of Directors of Debenhams and a former alternate member of the Boards of J Crew and Burger King Corp. Tope Lawani has a BS from the Massachusetts Institute of Technology, an MBA from Harvard Business School and a Juris Doctor cum laude from Harvard Law School.

The AGM resolved to grant 750,000 share options to certain Directors and employees of Millicom. The options are exercisable at a 15% premium to the closing market price of Millicom shares on the Nasdaq Stock Market on May 31, 2005. The maximum potential dilution of the current issued share capital of Millicom as a result of the granting of these new share options is 0.75% .

The AGM resolved that a Shareholders’ Nominations Committee will prepare a proposal of persons to be elected as Directors for the 2006 AGM. This committee will be created during the fall of 2005 in consultation with at least three major Millicom Shareholders and Cristina Stenbeck will act as convenor of this committee. The composition of the Shareholders’ Nominations Committee will be communicated in the financial report for the 3rd quarter of 2005.

A second extraordinary shareholders’ meeting will be convened for item 9 of the Agenda of the Meeting as the special quorum of 50 per cent of the shareholders was not present. The second extraordinary shareholders’ meeting will vote on a resolution in accordance with the requirements of article 100 of the law of August 10, 1915 on commercial companies as amended.

All other resolutions proposed to Millicom’s Annual General Meeting of shareholders today in Luxembourg were passed.

At a meeting of the Board of Directors following the AGM, Daniel Johannesson was reelected as Chairman of the Board of Directors. Michel Massart was re-appointed as Chairman of the Audit Committee. Ernest Cravatte and Raymond Kirsch were reappointed and Tope Lawani was appointed as members of the Audit Committee. Daniel Johannesson was appointed as Chairman of the Compensation Committee and Vigo Carlund, Donna Cordner and Cristina Stenbeck were appointed members of the Compensation Committee. Daniel Johannesson, Donna Cordner and Ernest Cravatte, all being independent directors, were appointed as members of the Nominating Committee of the Board as required by the Nasdaq market rules.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 332 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:
Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations

Visit our web site at: www.millicom.com